Exhibit 99.12

Solaris Resources Inc.

Management’s Discussion and Analysis

For the Years Ended December 31, 2022 and 2021

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the year ended December 31, 2022, with comparative information for the year ended December 31, 2021. This MD&A is dated March 30, 2023 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2022 and December 31, 2021, and the related notes contained therein, which are available on the Company’s website at www.solarisresources.com and on the SEDAR website at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR website at www.sedar.com.

The Company has prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the OTCQB Venture Market under the symbol “SLSSF”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans; that exploration activities continue to target high-value growth of the mineral resource estimates, specifically the open extensions of near surface, high-grade mineralization at Warintza Central and a major expansion of the drill coverage of Warintza East; that follow-up holes are also planned to expand drill coverage of the pre-resource Warintza West deposit; that a subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling; that the Company plans to continue to advance its regional exploration program which has recently identified a number of new porphyry, skarn and high sulphidation targets for further exploration in support of drilling; that the Company continues to reorient its drilling fleet to pursue a resource growth strategy via step-out and extensional drilling in 2023; the proposed spin-out of Solaris Exploration Inc.; that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include the ability to raise funding to continue exploration, development and mining activities; share price fluctuation; global economic conditions; limited supplies, supply chain disruptions, and inflation; the Russia-Ukraine conflict; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risks that the proposed spin-out does not occur in a timely fashion (if at all); risks of global outbreaks and contagious diseases; risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; permitting risk; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; surface rights and access risk; fraud and corruption; ethics and business practices; risks related to the tax regime in Ecuador; Solaris may in the future become subject to legal proceedings; Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; future sales of common shares by existing shareholders; costs of land reclamation; measures to protect endangered species may adversely affect the Company’s operations; environmental risks and hazards; and changes in climate conditions.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Description of Business

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a large-scale resource with expansion and discovery potential at the Warintza Project (“Warintza” or the “Project”) in Ecuador; discovery potential at its Ricardo Project (“Ricardo”) and the grass-roots Tamarugo Project (“Tamarugo”) in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture (“La Verde”) with a subsidiary of Teck Resources Ltd. in Mexico.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Highlights and Activities

The Company made significant progress during 2022, with the following milestones achieved:

Corporate:

●	In May, the Company received $23,541 (C$30,375) from the exercise of 4,500,000 common share purchase warrants at an exercise price of C$6.75 per warrant, and $45 (C$56) from the exercise of 46,875 common share purchase warrants at an exercise price of C$1.20 per warrant.[1]

●	In October, the Company received exercises of common share purchase warrants totaling $13,776 (C$18,700), including a significant exercise by the Company’s Executive Chairman, Mr. Richard Warke, at a 37% premium to market.[2]

Project advancement:

The following activities and developments were achieved during the first quarter of 2022:

●	A significant new discovery in maiden drilling was made at the Warintza South target, marking the fourth major copper discovery within the 7km x 5km Warintza porphyry cluster. The first hole ever drilled returned 606m of 0.41% CuEq[3] of continuous porphyry copper mineralization from near surface, within a broader interval of 755m of 0.36% CuEq[3].[4]

●	Reported assay results enlarging the drill defined envelope of mineralization at Warintza Central, including: 740m of 0.60% CuEq[3] from 52m depth within a broader interval of 906m of 0.53% CuEq[3], 396m of 0.70% CuEq[3] within a broader interval of 817m of 0.60% CuEq[3] from 50m depth, 100m of 1.64% CuEq[3] from 50m depth, the highest-grade mineralization reported to date within a broader interval of 852m of 0.56% CuEq[3], 236m of 0.56% CuEq[3] from 44m depth within a broader interval of 564m of 0.41% CuEq[3], 168m of 0.69% CuEq[3] from 48m depth within a broader interval of 632m of 0.31% CuEq[3], and 446m of 0.70% CuEq[3] from 48m depth within a broader interval of 811m of 0.51% CuEq[3].[5]

●	Signed a Memorandum of Understanding with Electric Corporation of Ecuador to supply low-cost, locally sourced hydroelectric power to the Warintza Project from the National Transmission System in Ecuador with the goal of providing the primary power required for the Project.[6]

The following activities and developments were achieved during the second quarter of 2022:

●	Reported assay results at Warintza Central which expanded the Northeast Extension and Southeast Extension areas, which are two key growth areas of near surface, high-grade mineralization on the edge of resource drilling that remain open, including: 356m of 0.73% CuEq[3] from 50m depth within a broader interval of 1,093m of 0.56% CuEq[3]; 482m of 0.62% CuEq[3] from 96m depth, within a broader interval of 977m of 0.45% CuEq[3]; 176m of 0.78% CuEq[3] from 16m depth, within a broader interval of 957m of 0.46% CuEq[3]; and 918m of 0.50% CuEq[3] from 130m depth within a broader interval of 1,012m of 0.47% CuEq[3].[7]

[1]	Refer to the Company’s news release titled, “Solaris Receives $30 Million from Warrant Exercises; Fully Funded Through to Mid-2023”, dated May 13, 2022.
[2]	Refer to the Company’s news release titled, “Solaris Received Warrant Exercises of C$18.7 Million, Including Significant Exercise by Richard Warke at Premium to Market”, dated October 31, 2022.
[3]	Prior to the updated mineral resource estimate, Solaris defined copper equivalent calculation for reporting purposes only. Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 3.33 × Mo (%) + 0.73 × Au (g/t), utilizing metal prices of US$3.00/lb Cu, US$10.00/lb Mo, and US$1,500/oz Au. No adjustments were made for recovery as the Project is an early-stage exploration project and metallurgical data to allow for estimation of recoveries was not yet available.
[4]	Refer to the Company’s news release titled, “Solaris Announces Significant New Discovery at Warintza South”, dated January 18, 2022.
[5]	Refer to the Company’s news release titled, Solaris Reports Highest Grades to Date, 100m of 1.64% CuEq Near Surface in Emerging NE Extension”, dated February 28, 2022.
[6]	Refer to the Company’s news release titled, “Solaris and CELEC Announce MOU to Supply Low-Cost, Emission-Free Hydroelectric Power to Warintza”, dated March 21, 2022.
[7]	Refer to the Company’s news release titled, “Solaris Adds to Near Surface, High-Grade Northeast and Southeast Extensions, Priorities for Further Growth Beyond Mineral Resource”, dated April 4, 2022.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

●	Reported assay results at Warintza East that established continuity of mineralization between Warintza Central, and represented the final holes to be included in the forthcoming mineral resource estimate, including: 484m of 0.42% CuEq[3] from surface; 142m of 0.65% CuEq[3] from near surface within a broader interval of 536m of 0.43% CuEq[3]; 616m of 0.63% CuEq[3] from 276m depth within a broader interval of 892m of 0.50% CuEq[3] from surface; 326m of 0.62% CuEq[3] from 276m depth within a broader interval of 818m of 0.38% CuEq[3] from 38m depth; and 268m of 0.53% CuEq[3] from 446m depth within a broader interval of 714m of 0.32% CuEq[3] from surface.[8]

●	On April 18, 2022, the Company updated its mineral resource estimate (“MRE”[9] or “Resource”) for the Warintza Project and reported in-pit Indicated mineral resources of 579 million tonnes (“Mt”) at 0.59% CuEq[10] and Inferred mineral resources of 887 Mt at 0.47% CuEq[10] above a 0.3% CuEq cut-off grade, and included an ‘Indicative Starter Pit’[11] comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq[10] and Inferred mineral resources of 107 Mt at 0.73% CuEq[10] above a 0.6% CuEq cut-off grade.[12]

●	Reported assay results from a series of holes that expanded the Northeast Extension of the ‘Indicative Starter Pit’ at Warintza Central within the MRE at the Warintza Project, including: 230m of 0.73% CuEq[10] from 56m depth within a broader interval of 926m of 0.61% CuEq[10] from surface; 102m of 0.90% CuEq[10] from 48m depth; 154m of 0.90% CuEq[10] from 70m depth within a broader interval of 829m of 0.58% CuEq[10] from 44m depth; 930m of 0.77% CuEq[10] from surface; 741m of 0.62% CuEq[10] from 102m depth; and 238m of 0.85% CuEq[10] from near surface within a broader interval of 511m of 0.73% CuEq[10] from surface.[13]

●	Announced an agreement with the Government of Ecuador in relation to an Investment Protection Agreement (“IPA”) for the Warintza Project. The IPA provides a foundation of certainty with respect to the legal framework governing the Project, including stable mining regulations, security of title and investment for the term of the agreement, as well as significant new tax incentives to accelerate development. Specific tax incentives include a 5% reduction of income tax, fixing the income tax rate applicable to the Company at 20%, exemption from the capital outflow tax, as well as the exemption of all import duties for the import of goods needed for new investments in Warintza.[14]

The following activities and developments were achieved during the third quarter of 2022:

●	Provided a Project update with exploration activities continuing with seven drill rigs targeting high-value growth of the MRE, with drilling at Warintza Central targeting extensions of near surface, high-grade mineralization, and major growth targeted from the expansion of drill coverage at Warintza East within a largely undrilled footprint. The Company also completed a regional exploration program which identified a number of new targets for further exploration and provided an updated on the proposed Solaris Exploration spin-out.[15]

[8]	Refer to the Company’s news release titled, “Solaris Reports 616m of 0.6% CuEq in Additional Drilling at Warintza East, Establishes Continuity of Mineralization with Warintza Central”, dated April 11, 2022.
[9]	The corresponding Technical Report disclosing the MRE in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects has been prepared by Mr. Rossi titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, and is available on the Company’s website at www.solarisresrouces.com and on SEDAR under the Company’s profile at www.sedar.com.
[10]	Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.
[11]	No economic analysis has been completed by the Company and there is no guarantee an ‘Indicative Starter Pit’ will be realized or prove to be economic. The ‘Indicative Starter Pit’ is based on the same assumptions as the Resource except utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au.
[12]	Refer to the Company’s news release titled, “Solaris Reports In-Pit Resources of 579 Mt at 0.59% CuEq (Ind) & 887 Mt at 0.47% CuEq (Inf), Includes ‘Indicative Starter Pit’ of 180 Mt at 0.82% CuEq (Ind) & 107 Mt at 0.73% CuEq (Inf); Targeting High-Grade Extensions and Major Growth in Cluster”, dated April 18, 2022.
[13]	Refer to the Company’s news release titled, “Solaris Reports 154m of 0.90% CuEq, within 930m of 0.77% CuEq from Surface; Increases Strike of Northeast Extension Zone by 200m”, dated May 26, 2022.
[14]	Refer to the Company’s news release titled, “Solaris and Government of Ecuador Announce Investment Protection Agreement for Warintza Project, Securing Stability of Regulations and Tax Incentives to Accelerate Development”, dated June 9, 2022.
[15]	Refer to the Company’s news release titled, “Solaris Identifies New Porphyry, Skarn and Epithermal Targets and Provides Update on Proposed Spin-Out of Solaris Exploration”, dated July 7, 2022.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

●	Reported assays results from a series of holes that expanded the Northeast Extension of the ‘Indicative Starter Pit’ at Warintza Central within the MRE at the Warintza Project, including: 168m of 0.68% CuEq[10] from 102m depth within a broader interval of 900m of 0.45% CuEq[10] from surface; and 230m of 1.02% CuEq[10] from 118m depth within a broader interval of 472m of 0.76% CuEq[10] from surface.[16]

●	Reported additional assay results from a series of holes that further expanded the growing Northeast Extension zone of the ‘Indicative Starter Pit’ at Warintza Central within the MRE at the Warintza Project, including: 124m of 0.82% CuEq[10] within a broader interval of 622m of 0.42% CuEq[10] starting from the surface; and 110m of 0.54% CuEq[10] from near surface within a broader interval of 440m of 0.48% CuEq[10].[17]

The following activities and developments were achieved during the fourth quarter of 2022:

●	Reported assays results from the first series of follow-up holes at the Warintza West discovery, outlining a broad porphyry deposit of at least 900m x 600m and still open and lies adjacent to and not included within the MRE. Results included: 686m of 0.46% CuEq[10] within a broader interval of 912m of 0.41% CuEq[10] from near surface; 246m of 0.47% CuEq[10] from near surface; 202m of 0.45% CuEq[10] within a broader interval of 444m of 0.36% CuEq[10] from near surface; 78m of 0.56% CuEq[10] within a broader interval of 812m of 0.32% CuEq[10] from near surface; 264m of 0.44% CuEq[10] from near surface; 220m of 0.41% CuEq[10] from near surface; 102m of 0.39% CuEq[10] within a broader interval of 911m of 0.24% CuEq[10] from near surface; 272m of 0.38% CuEq[10] within a broader interval of 570m of 0.30% CuEq[10] from near surface; and 732m of 0.32% CuEq[10] from near surface.[18]

●	Reported assay results that significantly expanded the Warintza East discovery to the east and southeast, with the deposit remaining open towards strong soil anomalism to the northeast and southeast and represents a target for major resource growth. Results included: 204m of 0.60% CuEq[10] within a broader interval of 910m of 0.40% CuEq[10] from near surface; 292m of 0.50% CuEq[10] from near surface within a broader interval of 694m of 0.40% CuEq[10]; 48m of 0.53% CuEq[10] from surface within a broader interval of 508m of 0.40% CuEq[10]; 104m of 0.45% CuEq[10] from surface within a broader interval of 618m of 0.29% CuEq[10]; and 282m of 0.53% CuEq[10] and 270m of 0.55% CuEq[10], respectively, within broader intervals from near surface.[19]

●	Reported additional assay results that continued to expand the Northeast Extension of the ‘Indicative Starter Pit’ at Warintza Central within the MRE, including: 108m of 1.20% CuEq[10] from near surface within a broader interval of 604m of 0.51% CuEq[10], 72m of 1.00% CuEq[10] from near surface within a broader interval of 616m of 0.44% CuEq[10]; and 286m of 0.55% CuEq[10] from near surface.[20]

●	Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which ratified the IPA. The Investment Contract provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.[21]

[16]	Refer to the Company’s news release titled, “Solaris Reports 230m of 1.02% CuEq, within 472m of 0.76% CuEq from Surface, Expanding Northeast Extension of ‘Indicative Starter Pit’”, dated July 20, 2022.
[17]	Refer to the Company’s news release titled, “Solaris Reports 124m of 0.82% CuEq within Broader Interval, Expanding Northeast Extension of ‘Indicative Starter Pit’”, dated September 7, 2022.
[18]	Refer to the Company’s news release titled, “Solaris Outlines Broad Porphyry Deposit in First Follow-Up Holes at Warintza West Discovery”, dated October 13, 2022.
[19]	Refer to the Company’s news release titled, “Solaris Significantly Expands Warintza East Discovery”, dated November 14, 2022.
[20]	Refer to the Company’s news release titled, “Solaris Reports 108m of 1.20% CuEq From Near Surface, Continues to Expand ‘Indicative Starter Pit’ at Warintza Central”, dated December 5, 2022.
[21]	Refer to the Company’s news release titled, “Solaris and Government of Ecuador Sign Investment Contract for Warintza Project, Securing Investment Protections, Regulatory and Fiscal Stability, and Tax Incentives”, dated December 22, 2022.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Subsequent to year-end:

●	Significantly expanded the drilled dimensions of the Warintza East footprint to the northeast, east and south, a target for major resource growth potential where only minimal drilling was included in the MRE and adjoins with Warintza Central. Results include: 108m of 0.57% CuEq[10] within a broader interval of 712m of 0.45% CuEq[10] from surface; 144m of 0.52% CuEq[10] from surface within a broader interval of 914m of 0.40% CuEq[10]; and 270m of 0.40% CuEq[10] from surface within a broader interval of 580m of 0.31% CuEq[10].[22]

●	Reported metallurgical test work results on the Warintza Project with high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.[23]

●	Reported updated geochemical sampling and assay results from follow-up holes at Warintza West where first pass reconnaissance holes outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for future step-out drilling. Results include: 320m of 0.50% CuEq[10] from near surface within a broader interval of 496m of 0.40% CuEq[10].[24]

●	Appointed Ms. Poonam Puri as an independent Director of the Company, replacing Mr. Greg Smith. Ms. Puri is an experienced corporate director and an internationally recognized scholar of corporate law, corporate governance, and capital markets regulation.[25]

●	Reported additional assay results that continued to expand the Northeast Extension of the ‘Indicative Starter Pit’ at Warintza Central within the MRE at the Warintza Project, including: 186m of 0.64% CuEq[10] from near surface within a broader interval of 264m of 0.55% CuEq[10] and 156m of 0.60% CuEq[10] from 52m depth within a broader interval of 846m of 0.30% CuEq[10].[26]

●	Received exercises of 23,500,000 common share purchase warrants totaling $20,618 (C$28,200), including a total of 23,100,000 common share purchase warrants at a price of C$1.20 for proceeds of $20,260 (C$27,720) by the Company’s Executive Chairman, Mr. Richard Warke and Equinox.[27]

OUTLOOK

Exploration activities at the Warintza Project continue to target high-value growth of the MRE, specifically the open extensions of near surface, high-grade mineralization at Warintza Central and a major expansion of the drill coverage of Warintza East, which remains open and adjoins Warintza Central in a shared pit.

Follow-up holes are also planned to expand drill coverage of the pre-resource Warintza West deposit, where initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. A subsequent geochemical sampling program has provided vectors toward potential higher-grade mineralization to the north for step-out drilling.

[22]	Refer to the Company’s news release titled, “Solaris Significantly Expands Warintza East Discovery in Continued Extensional Drilling”, dated January 17, 2023.
[23]	Refer to the Company’s news release titled, “Solaris Reports High Recoveries of Over 90% Copper and 80% Molybdenum from Warintza Project Metallurgical Test Work”, dated January 23, 2023.
[24]	Refer to the Company’s news release titled, “Solaris Expands Warintza West to 1.2km by 0.7km, Identifies New Potential”, dated February 13, 2023.
[25]	Refer to the Company’s news release titled, “Solaris Announces Changes to Its Board of Directors, Including the Appointment of Ms. Poonam Puri”, dated February 24, 2023.
[26]	Refer to the Company’s news release titled, “Solaris Reports 186m of 0.64% CuEq From Near Surface, Continues to Expand ‘Indicative Starter Pit’ at Warintza Central”, dated March 13, 2023.
[27]	Refer to the Company’s news release titled, “Solaris Receives Proceeds from Warrant Exercises of C$30.2 Million, Including Significant Exercises by Richard Warke and Equinox Gold Corp”, dated March 29, 2023.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

The Company has completed additional sampling and field work in support of defining new high-value surface targets within the 7km x 5km Warintza porphyry cluster. Field work has generated new targets adjacent and nearby to the current MRE returning strong soil anomalism southwest of Warintza Central and southeast of Warintza East for priority follow-up drilling. At Warintza West, subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling. At Warintza South, further sampling has located an area of strong soil anomalism located 1.5 kms north of the initial discovery hole for follow-up work.

The Company plans to continue to advance its regional exploration program which has recently identified a number of new outcropping porphyry, skarn and high sulphidation targets for further exploration in support of drilling.

In December 2021, the Company announced its intention of transferring its non-core assets held in Ecuador, Peru, Chile and Mexico into a newly incorporated wholly owned subsidiary of Solaris named Solaris Exploration Inc. (“Solaris Exploration”) pursuant to an internal re-organization (the “Re-Organization”). Following the Re-Organization, it is expected that 100% of the common shares of Solaris Exploration will be spun out to shareholders relative to their shareholdings in Solaris (the “Spin-Out”), subject to the approval of the Company’s shareholders as well as the respective regulatory approvals.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan). The property includes nine metallic mineral concessions covering 268 km2. Four concessions with an area of 100 km2 are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years if applications for renewal are submitted before the expiration of the concessions.

Warintza enjoys the support of its local Shuar Nationalities of Warints and Yawi with whom the Company shares an Impacts and Benefits Agreement (“IBA”), which was first signed in September 2020 and renewed in March 2022. The IBA provides certainty of community support for the responsible advancement of the Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility (“CSR”) program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples.

In April 2022, the Company reported the results of the updated MRE for the Warintza deposit, with in-pit Indicated mineral resources of 579 Mt at 0.59% CuEq10 and Inferred mineral resources of 887 Mt at 0.47% CuEq10, including an ‘Indicative Starter Pit’ comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq10 and Inferred mineral resources of 107 Mt at 0.73% CuEq10.

The Warintza Project successfully completed a phase change from initial exploration to advanced exploration following the completion of an Environmental Impact Assessment and community consultation process late last year. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

As at December 31, 2022, the Company has incurred $117 million in exploration expenses at Warintza.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Warintza Drill Program

Warintza Central drilling has returned long intervals of high-grade copper mineralization, with the highest-grade intervals within each hole starting at or near surface, extending to 1km+ depths with grades up to 1.64% CuEq3. An updated MRE was published in April 2022 based on eighteen months of drilling to the end of November 2021, primarily within the Warintza Central deposit, one of the four major discoveries made on the property to date. The MRE is set within a 7km x 5km cluster of copper porphyries where additional discoveries have been made at Warintza West (February 2021), Warintza East (July 2021) and Warintza South (January 2022), each with a similar or larger footprint to Warintza Central.

The MRE established baseline credentials for the Project of hosting a robust resource estimate, featuring a high-grade ‘Indicative Starter Pit’. Since the completion of the updated MRE, ongoing drilling has successfully expanded the Northeast Extension zone of the ‘Indicative Starter Pit’ estimated at 180 Mt at 0.82% CuEq10 (Indicated) and 107 Mt at 0.73% CuEq10 (Inferred) within the MRE and increased certainty of targeted volumes at Warintza Central within the MRE envelope, as well as expanded the Warintza East discovery, where only eight holes were included in the MRE and adjoins with Warintza Central within a largely undrilled footprint offering major resource growth potential. See the Company’s news releases dated February 28, 2022, April 4, 2022, April 11, 2022, April 18, 2022, May 26, 2022, July 20, 2022, September 7, 2022 and December 5, 2022.

Warintza West, discovered in February 2021, is located 1km west of and outside the MRE. The initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling. See the Company’s news release dated February 16, 2021, October 13, 2022 and February 13, 2023.

In mid-2021, the Company announced its third major copper discovery at Warintza East, located approximately 1km east of Warintza Central, where the first eight holes were included in the MRE pit shell from the overlapping portion with Warintza Central. Follow-up drill results have significantly expanded the drilled dimensions of the Warintza East footprint to the northeast, east and south, with the deposit remaining open in these directions, most importantly towards strong soil anomalism to the south and represents a major target for potential resource growth. See the Company’s news releases dated July 20, 2021, September 27, 2021, October 25, 2021, April 11, 2022, April 18, 2022, November 14, 2022 and January 17, 2023.

In January 2022, first-ever drilling at Warintza South resulted in the fourth major copper discovery, which is an entirely separate porphyry deposit, located approximately 3kms south of the Warintza Central zone, returning 606m of 0.41% CuEq3 of continuous porphyry copper mineralization from near surface. See the Company’s news release dated January 18, 2022.The Company has since completed an additional surface sampling and has identified an area of strong soil anomalism approximately 1.5kms north of the discovery hole for follow-up drilling. See the Company’s news release dated January 18, 2022.

In addition, the Company continues to advance its regional exploration program testing newly identified porphyry, skarn and high sulphidation targets in support of drilling. See the Company’s news releases dated April 4, 2022, April 11, 2022, May 26, 2022, July 7, 2022, September 7, 2022 and October 13, 2022.

Summarized drilling results from Warintza Central, Warintza West, Warintza East and Warintza South are listed on the Company’s website. The Company continues to reorient its drilling fleet to pursue a resource growth strategy via step-out and extensional drilling in 2023.

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris be the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Ricardo

Ricardo consists of approximately 16,000 hectares strategically located along the West Fissure fault in Chile approximately 25km south of Codelco’s Chuquicamata Mine, one of the largest copper mines in the world. The West Fissure is highly prospective and hosts numerous other large porphyry copper deposits.

In October 2018, the Company entered into a definitive earn-in option agreement (the “Ricardo Option Agreement”), amended in October 2019 and in February 2022, with Freeport with respect to the Ricardo Property whereby Freeport can earn up to an 80% interest in the Ricardo Property for gross expenditures of $130 million or $30 million plus the delivery of a feasibility study for a mine at Ricardo. On July 27, 2022, the Company received a letter of notification from Freeport that it wished to cease the earn-in of the Ricardo property. The termination date of the Ricardo Option Agreement was effective on August 26, 2022.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine.

The Company entered into a definitive earn-in option agreement with Freeport with respect to 5,100 hectares owned by Freeport and approximately 5,000 hectares 100% owned by the Company in June 2019, amended in November 2020 (the “Tamarugo Option Agreement”). On January 12, 2023, the Company provided a letter of notification to Freeport that it wished to cease the earn-in of the Tamarugo property with respect to the 5,100 hectares owned by Freeport. The termination date of the Tamarugo Option Agreement was effective on February 11, 2023. Tamarugo also includes a 100% owned claim block which covers approximately 7,300 hectares, which is not part of the option agreement with Freeport as discussed above.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the year ended December 31, 2022:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$15,766	$–	$16	$780	$16,562
Site preparation, supplies, field and general	10,011	87	236	204	10,538
Drilling and drilling related costs	14,313	–	–	–	14,313
Assay and analysis	2,872	–	–	–	2,872
Community relations, environmental and permitting	5,246	–	–	209	5,455
Concession fees	293	47	70	38	448
Studies	675	–	–	–	675
Reclamation provision	(154)	–	–	–	(154)
Amortization	762	3	3	15	783
	$49,784	$137	$325	$1,246	$51,492

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

For the year ended December 31, 2021:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$12,188	$–	$152	$666	$13,006
Site preparation, supplies, field and general	7,060	93	398	175	7,726
Drilling and drilling related costs	18,458	–	612	–	19,070
Assay and analysis	3,216	–	18	–	3,234
Community relations, environmental and permitting	4,769	–	–	227	4,996
Concession fees	268	45	84	37	434
Studies	292	–	–	117	409
Reclamation provision	567	–	–	–	567
Amortization	396	3	1	8	408
	$47,214	$141	$1,265	$1,230	$49,850

The increase in exploration expenses to $51,492 for the year ended December 31, 2022, from $49,850 for the year ended December 31, 2021 was primarily related to the continued advancement of the overall exploration program at Warintza as well as the regional exploration program which has identified a number of new porphyry, skarn and high sulphidation targets in Ecuador. The increase in exploration expenses in Ecuador during the year is offset by a decrease in exploration expenses in Chile due to a drilling program undertaken in 2021.

Salaries, geological consulting and support, and travel costs were higher in Ecuador for the year ended December 31, 2022, compared to the same period in 2021, mainly due to the increase in geological consultants’ costs for the regional exploration program, as well as the mobilization of supplies, materials and personnel to and within the site in order to support a greater footprint of exploration targets in 2022.

The increase in site preparation, supplies, field and general costs is commensurate with the increase in exploration footprint, drilling activity with additional drilling platforms, civil works and site infrastructure, as well as an increase in supplies and materials at the Warintza Project and the regional exploration targets in Ecuador.

Drilling and drilling related costs at Warintza, as well as the corresponding assay and analysis costs, decreased in the year ended December 31, 2022 compared to the same period in 2021, as the Company conducted higher volume of drilling activities starting in the third quarter of 2021 and extended to the first quarter of 2022 to provide for the update of the MRE at Warintza Central, which concluded in April 2022.

Community relations, environmental and permitting costs increased primarily due to advancements in permitting activities and an increase in environmental costs related to drilling and an expanded exploration footprint, as well as an increase in community support, including infrastructure donations. Community relations costs also increased with the renewal of the IBA for Warintza in March 2022 between Solaris and the Shuar Nationalities of Warints and Yawi, reflecting continued support from the communities in the responsible advancement of Warintza.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. The cost of reclamation provision decreased in the year ended December 31, 2022 compared to the same period in 2021 mainly due to the impact of the change in cost estimates and the settlement of reclamation costs, offset by the additions in the year, as well as the increase in the discount rate in the current year which was applied to determine the net present value of the reclamation provision.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Loss from Operations

Three Months Ended December 31, 2022 Compared to the Three Months Ended December 31, 2021

The Company incurred exploration expenses of $11,197 for the three months ended December 31, 2022 (December 31, 2021 – $16,142). The decrease is mainly attributable to decreased drilling activity at Warintza in 2022.

The Company incurred general and administrative expenses of $2,580 for the three months ended December 31, 2022 (December 31, 2021 – $3,058). The decrease is mainly due to share-based compensation, a non-cash cost, of $655 for the three months ended December 31, 2022 (December 31, 2021 – $1,239), as fewer new options have been granted in 2022.

The change in fair value of derivative resulted in a loss of $23 for the three months ended December 31, 2022 compared to a loss of $730 for the three months ended December 31, 2021, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants. Changes in fair value of these warrants are primarily affected by the term to expiry and changes in the share prices of the Company and of Equinox and there was a larger increase in the Company’s share price in the fourth quarter of 2021 compared to the same period in 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The Company incurred exploration expenses of $51,492 for the year ended December 31, 2022 (December 31, 2021 – $49,850). The increase is mainly attributable to the continued advancement of the overall exploration program at Warintza as well as the regional exploration program which has identified a number of new porphyry, skarn and high sulphidation targets in Ecuador.

The Company incurred general and administration expenses of $8,816 for the year ended December 31, 2022 (December 31, 2021 – $9,500). The decrease is mainly due to share-based compensation, a non-cash cost, of $3,509, for the year ended December 31, 2022 (December 31, 2021 – $4,899), as fewer new options have been granted in 2022.

The change in fair value of derivative resulted in a gain of $1,377 for the year ended December 31, 2022 compared to a gain of $1,530 for the year ended December 31, 2021, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants. The decrease in the fair value gain is primarily due to the expiry of a large tranche of the outstanding Equinox Warrants on October 6, 2021, causing a larger decrease in the balance of the derivative liability at December 31, 2021.

Selected Annual Financial Information

Information for the three years ended December 31, 2022, 2021 and 2020, as extracted from the Company’s audited consolidated financial statements, is presented as follows:

$ in thousands, except per share amounts	2022	2021	2020
Exploration expenses	$51,492	$49,850	$15,520
General and administrative expenses	8,816	9,500	3,819
Change in fair value of derivatives	(1,377)	(1,530)	6,713
Net loss	58,716	56,857	25,991
Comprehensive loss	59,392	56,156	24,972
Net loss attributable to Solaris shareholders	58,657	56,796	25,919
Net loss per share attributable to Solaris shareholders – basic and diluted	0.52	0.53	0.33
Total assets	38,535	57,650	94,922
Total non-current liabilities	1,459	1,862	1,015

Exploration expense increased from 2020 to 2021 and 2022 primarily due to the increase in exploration activities in Ecuador at Warintza, with drilling and drilling related costs being the most significant component of the increase, including the spending in personnel, field work and infrastructure costs, as well as the augmented spending on community relations initiatives. The increase in general and administrative costs in 2021 and 2022 compared to 2020 is commensurate to the robust advancement of exploration efforts at Warintza during those years. The increase in expenses in 2021 and 2022 is offset by the change in fair value of derivatives, primarily due to the mark-to-market gains on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Total assets decreased from 2020 to 2021 and 2022 primarily due to the use of cash to fund the exploration activities primarily in the Warintza Project, offset by the financing received from private placements as well as the proceeds received from the exercise of the Company’s common share purchase warrants.

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Exploration expenses	$11,197	$12,152	$13,838	$14,305
General and administration	2,580	2,048	1,919	2,269
Change in fair value of derivatives – loss (gain)	23	(212)	(634)	(554)
Net loss	13,634	13,889	15,191	16,002
Comprehensive loss	13,466	14,688	15,442	15,796
Net loss attributable to Solaris shareholders	13,622	13,871	15,178	15,986
Net loss per share – basic and diluted	$0.11	$0.12	$0.14	$0.15

	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Exploration expenses	$16,142	$14,120	$11,237	$8,351
General and administration	3,058	2,125	2,331	1,986
Change in fair value of derivatives – loss (gain)	730	(3,381)	(1,724)	2,845
Net loss	19,275	12,789	11,718	13,075
Comprehensive loss	18,966	14,131	10,731	12,328
Net loss attributable to Solaris shareholders	19,261	12,768	11,709	13,058
Net loss per share – basic and diluted	$0.18	$0.12	$0.11	$0.12

The Company has not generated any income to date other than interest income and the gain on change in fair value of derivatives. Exploration expenditures have steadily increased from the first quarter of 2021 to the fourth quarter of 2021 to support the continuing growth and advancement of the Warintza Project. Exploration expenses decreased from the first quarter of 2022 onwards, given the completion of the mineral resource growth drilling with the reporting of the MRE in April 2022. The increase in the general and administrative costs in the fourth quarter of 2021 primarily reflects an increase in share-based compensation, a non-cash cost for stock options granted to employees and directors as well as an increase in salaries and benefits expense as the Company added expanded leadership roles to support the Company’s overall corporate strategy to advance the Warintza Project. The gain or loss recognized from the change in fair value of derivatives, a non-cash cost, was attributed to the mark-to-market adjustments on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants.

Liquidity and Capital Resources

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$14,770	$33,897
Prepaids and other	490	957
Accounts payable and accrued liabilities	8,336	10,750
Lease liability – current	145	136
Total current assets	15,260	34,854
Total current liabilities	$8,846	$12,669

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Cash used in operating activities during the year ended December 31, 2022 was $58,389 (December 31, 2021 – $46,662). The increased use of cash during the year ended December 31, 2022, compared to the same period in 2021, is primarily attributable to the increase in exploration expenses and corporate activity. Cash used in operating activities was also impacted by the timing of receipts and payments from non-cash working capital items, primarily accounts payable and accrued liabilities.

Cash inflow from financing activities during the year ended December 31, 2022 was $41,251 (December 31, 2021 – $7,213). Cash inflow from financing activities during the year ended December 31, 2022 relates primarily to the proceeds from the exercise of warrants and stock options of $40,927. The cash inflow for financing activities during the year ended December 31, 2021 relates primarily to the proceeds from the exercise of Equinox Warrants, warrants and stock options of $6,995.

Cash outflow from investing activities during the year ended December 31, 2022 was $1,355 (December 31, 2021 – 1,086) and relates primarily to the purchase of equipment and infrastructure at Warintza.

The Company has incurred operating losses to date and has no current sources of revenue or significant cash inflows from operations. The Company has, to date, relied on cash received from share issuances in order to fund its exploration and other business objectives. As at December 31, 2022, the Company has cash and cash equivalents of $14,770. Subsequent to December 31, 2022, 23.5 million share purchase warrants were exercised for cash proceeds of $20,618 (C$28,200). The cash balance as at December 31, 2022, together with the funds received from the exercise of the warrants subsequent to year end, would be sufficient to fund the Company’s committed exploration expenses and general and administrative costs for the next twelve months. Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, Management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, to prudently manage the Company’s liquidity position and conserve cash resources. In the longer term, the Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares in support of its business activities. There can be no guarantees that future equity financing or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its exploration plans or other business activities.

Commitments and Contingencies

At December 31, 2022, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$8,336	$–	$–	$–	$8,336
Lease liabilities	145	90	–	–	235
Other long-term liability	–	–	–	98	98
Office rent obligations	357	506	151	–	1,014
Exploration expenses and other	180	–	–	–	180
	$9,018	$596	$151	$98	$9,863

Share Capital Information

As at March 30, 2023, the Company had the following securities issued and outstanding:

●	146,521,674 common shares

●	10,701,604 shares issuable pursuant to exercise of stock options[1]

●	26,085 shares issuable pursuant to redemption of restricted share units[2]

●	126,256 shares issuable pursuant to exercise of Equinox Warrants

●	1,500,000 shares issuable pursuant to exercise of Solaris warrants

[1]	There are 332,694 Arrangement options outstanding exercisable into 33,272 Solaris shares and 10,668,332 Solaris options outstanding exercisable into 10,668,332 Solaris shares.
[2]	These restricted share units have vested and issuance of the related Solaris shares has been deferred by the holders of the restricted share units.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the years ended December 31, 2022 and 2021 is comprised of the following:

For the year ended December 31,	2022	2021
Share-based compensation	$2,768	$4,074
Salaries and benefits	1,103	884
Professional fees	595	475
	$4,466	$5,433

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta in 2022 was $595 (2021- $475).

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2022 was approximately $1,028 (December 31, 2021 – $603), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the years ended December 31, 2022 and 2021:

For the year ended December 31,	2022	2021
Salaries and benefits	$2,132	$1,253
Office and other	429	376
Filing and regulatory fees	79	53
Marketing and travel	20	24
	$2,660	$1,706

At December 31, 2022, amounts in prepaids and other include $45 due from a related party (December 31, 2021 – $67) with respect to this arrangement.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Significant Accounting Policies and Estimates

The Company’s accounting policies are described in its consolidated financial statements for the year ended December 31, 2022. The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC (“International Financial Reporting Interpretations Committee”). However, these updates either are not applicable to the Company or are not material to the consolidated financial statements.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of functional currencies

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of Solaris is the Canadian dollar, and the functional currency of each subsidiary entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

b)	Valuation of derivative and other financial instruments

The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of the Company’s obligation to issue shares upon exercise of Equinox Warrants classified as a derivative is based on a Monte Carlo simulation model which uses assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. The fair value of warrants issued by the Company used to allocate proceeds of share unit offerings between common shares and warrants is determined using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the warrants including the expected volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the warrant. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss or allocated amounts to common shares and warrants which are included in reserves. Significant assumptions related to derivatives are disclosed in Note 10 and Note 11 of the consolidated financial statements related to warrants and to warrants issued in connection with share units, respectively.

c)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

d)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets, and future commodity prices.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

e)	Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given the short period for which the Company’s shares have been publicly listed. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in Note 11 of the consolidated financial statements.

f)	Going concern evaluation

As discussed in Note 1 of the consolidated financial statements, the consolidated financial statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for the consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgements about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $15,334 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

At December 31, 2022, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$8,336	$–	$–	$–	$8,336
Lease liabilities	145	90	–	–	235
Other long-term liability	–	–	–	98	98
Office rent obligations	357	506	151	–	1,014
Exploration expenses and other	180	–	–	–	180
	$9,018	$596	$151	$98	$9,863

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2022, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the parent company is Canadian dollars. Therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollars. However, the impact on such exposure is not currently material.

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

For the year ended December 31,	2022	2021
Equity	$20,318	$35,208
Cash and cash equivalents	(14,770)	(33,897)
	$5,548	$1,311

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should invest in the Company’s common shares. An investor should carefully consider the risks and the other information filed with the Canadian securities regulators before investing in the Company’s common shares. A discussion of these risks and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained below and in the Company’s Annual Information Form filed under the Company’s profile on SEDAR website at www.sedar.com. Any of the risks and uncertainties described below could have a material adverse effect on the Company’s business and financial condition and accordingly, should be carefully considered in evaluating the Company’s business. The following risk factors are not a definitive list or description of all the risks associated with Solaris’ business but are intended to indicate what management considers to be significant considerations for anyone who reads this MD&A:

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Ability to raise funding to continue exploration, development and mining activities

Solaris has no revenues from operations and has recorded losses since inception. Solaris expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. If the Company continues to maintain existing exploration activities throughout the next twelve months, the current cash balances may not be sufficient to fund these expenditures. The Company has the ability to scale back such activities as necessary to ensure that it has sufficient cash to fund committed exploration expenses and general and administrative costs for the next twelve months. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan, raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Solaris shareholders. Failure to obtain such financing may result in delay or indefinite postponement of Solaris’ activities. In addition, the outbreak of the coronavirus (“COVID-19”) is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s ability to obtain financing to fund its activities and conduct business are not known at this time.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Solaris’ access to capital or increase the cost of capital and may adversely affect Solaris’ operations.

Solaris is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Solaris’ ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Solaris’ operations which could adversely affect the trading price of Solaris common shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. COVID-19 has had a significant impact on global supply chains that have not fully recovered, which has impacted our ability to source supplies required for our exploration activities and has increased the costs of those supplies. Global supply chains have been further affected by the current conflict between Russia and Ukraine and could be strained further by any exacerbation of this conflict. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Russia-Ukraine Conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine, which amplified global geopolitical tensions. In response to the military action by Russia, various countries, including Canada, issued broad-ranging economic sanctions against Russia. Such sanctions and any future sanctions against Russia may adversely impact, among other things, the Russian economy, which directly and indirectly affect various sectors of the economy, disrupt the global supply chain, and increase inflationary pressures. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, and therefore have a significant negative effect on the ability of the Company to obtain equity financing to fund additional exploration activities.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Negative operating cash flow

Solaris has negative operating cash flow and may continue to have negative operating cash flow in future periods. To the extent that Solaris has negative operating cash flow, Solaris will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Solaris expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Solaris will ever have commercial production or be profitable.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Solaris’ business and future prospects. Solaris has no history of earnings, and operating losses are expected to continue for the foreseeable future. While Solaris’ Board of Directors is optimistic about Solaris’ prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that Solaris common shares will provide a return on investment in the future. Solaris has no plans to pay dividends in the future.

No defined reserves with no mineral properties in production or under development

Solaris is an early exploration and development company and all properties are in the exploration stage. Management has not defined or delineated any proven or probable reserves on any of Solaris’ properties. Mineral exploration involves significant risk and few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Management cannot confirm the presence of any proven or probable reserves at Warintza or any other properties. The failure to establish proven or probable reserves could severely restrict Solaris’ ability to implement its strategies for long-term growth. In addition, mineral resource figures are estimates only. The estimates are expressions of judgment based on knowledge, mining industry experience, the analysis of drill and other results, as well as industry practices.

Further, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be classified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Solaris’ mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Solaris’ exploration and development activities will result in any discoveries of commercial bodies of ore, or that any of Solaris’ mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Solaris being unable to receive an adequate return on invested capital. The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Solaris evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Solaris cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Solaris. See “Uninsured Risks” below for more details.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Spin-out of non-core assets

On December 6, 2021, the Company announced a proposed spin-out of non-core assets to create Solaris Exploration Inc. Shareholders are cautioned that the spin-out is subject to various customary approvals including shareholder approval and approval of the Supreme Court of British Columbia. There is no guarantee that the required approvals are obtained and, even if the required approvals are obtained, there is no guarantee that the spin-out will occur in a timely fashion (if at all), or that it occurs on the terms announced by Solaris.

Risk of global outbreaks and contagious diseases

The risk of global outbreaks, including COVID-19, have the potential to significantly and adversely impact Solaris’ operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. Solaris is continuously evaluating the uncertainty and impact of the outbreak on the Company and its ability to operate due to employee absences, the length of travel and quarantine restrictions imposed by governments of affected countries, disruption in the Company’s supply chains, information technology constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated.

There can be no certainty that COVID-19, or other infectious illness, and the restrictive measures implemented to slow the spread of the virus will not materially impact Solaris’ operations or personnel in the coming year. It is not possible for Solaris to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Risks from international operations

Changes in political situations may affect the manner in which Solaris operates. The operations of Solaris are conducted in Ecuador, Mexico, Chile and Peru which are exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Solaris operates that affect foreign ownership, mineral exploration, development of mining activities and may affect Solaris’ viability.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Relationships with, and claims by, local communities and indigenous groups

Warintza was in a period of inactivity from late 2006 as a result of social unrest within the surrounding communities and lack of support for mineral exploration within Ecuador. In 2018, Solaris restored the relationship with local communities and commenced consultation. With the community’s support Solaris initiated exploration activities in 2019. Solaris has committed to on-going community engagement and returned 2,349.67 ha surface rights to local Shuar Nations of Warints and Yawi as an integral step to restoring the community’s acceptance of activity on Warintza. During the third quarter of 2020, Solaris and the local Shuar communities of Warints and Yawi announced the signing of the IBA, which was subsequently updated in the first quarter of 2022. While the IBA represents significant progress for the development of Warintza, continued development at Warintza is largely contingent on the continued support of these local communities. Any deterioration in Solaris’ relationship with these communities would significantly negatively impact the development of Warintza.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

In addition, despite the positive steps taken to restore the local Shuar communities acceptance of activity at Warintza, opposition to mining activities in Ecuador by a number of non-governmental organizations (“NGOs”) and their influence on indigenous groups may ultimately affect permitting, operations, and Solaris’ reputation. Solaris undertakes various initiatives, involving or for the benefits of local communities, in accordance with its responsible and transparent mining strategies. While Solaris is committed to operating in a socially responsible manner, there can be no assurance that its efforts, in this respect, will mitigate any country risk.

Geopolitical risk

Warintza is located in Ecuador, South America. As a result, the Project is subject to certain risks and possible political and economic instability specific to Ecuador, such as the outcome of political elections and the possible turnover of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, risk of corruption including violations under applicable foreign corrupt practices laws, military repression, war, civil disturbances, criminal and terrorist acts, arbitrary changes in laws, expropriation, nationalization, renegotiation or nullification of existing agreements and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company and, among impacts, could result in the impairment or loss of mineral concessions or other mineral rights.

Exploration, development or production may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploitation and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. These factors may affect both Solaris’ ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Ecuador’s most recent presidential elections took place on April 11, 2021, securing a new government over the next four-year term effective on May 24, 2021. The Company continues to believe the results were a positive outcome for the mining sector, signaling the return to power of a mining-friendly government, removing uncertainty associated with the election, and providing the basis for continued support of the industry and reforms aimed at improving the environment for the sector to grow. However, any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of Solaris and may adversely affect its business. The Company faces the risk that future governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect Solaris’ business.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

Permitting risk

Solaris’ mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Ecuador, Mexico, Chile and Peru. Solaris may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Solaris’ existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Solaris can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

The Company’s concessions are subject to pressure from artisanal and illegal miners

Several of the Company’s concessions are located close to communities with long-standing artisanal, often illegal, mining traditions. Limited economic opportunities in these areas contribute to making gold mining an attractive field of work for local individuals and small associations and companies, who at times view concessions belonging to the Company as particularly attractive targets for alluvial or hard rock mining. In some cases, the local operators (occasionally financed by outsiders), having exhausted development opportunities at their current location may seek to expand or relocate their activities into areas controlled by the Company. In other cases, illegal miners may relocate to one of the Company’s concession areas in response to government pressure that has shut down their prior operations. Local and national political and regulatory authorities may come under pressure to support or not impede the ambitions of these local actors. The Company monitors local mining activities and is in regular contact with regulatory and political authorities to anticipate and manage issues as they arise, however not every incursion can be readily identified. Nonetheless, there is a risk that in the future, due to political or social factors, regulators may make decisions to grant access to artisanal miners that impact the viability of the Company’s projects.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Solaris has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title to Solaris’ properties may be affected by undetected encumbrances or defects or governmental actions. Solaris has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Solaris to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Solaris, which could cause a significant decline in Solaris’ stock price.

Surface rights and access risks

Although the Company acquired the rights to some or all of the minerals in the ground pursuant to its mining concessions, it does not thereby acquire all rights to, or ownership of, the surface to the areas covered by its mining concessions. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration work or mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the local jurisdictions in which the Company operates.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Fraud and corruption

Solaris’ operations are governed by, and involve interactions with, many levels of government in numerous countries. Solaris is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Solaris conducts business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Solaris’ internal procedures and programs may not always be effective in ensuring that Solaris, its employees, contractors or third-party agents will comply strictly with such laws. If Solaris becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Solaris’ operations.

Ethics and business practices

Solaris maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Solaris may in the future become subject to legal proceedings

Solaris may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Solaris cannot reasonably predict the likelihood or outcome of any actions should they arise. If Solaris is unable to resolve any such disputes favorably, it may have a material adverse effect on Solaris’ financial performance, cash flows, and results of operations. Solaris’ assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Solaris’ properties, especially where mineral reserves have been located, could result in Solaris losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Solaris’ operations due to the high costs of defending against the claim. If Solaris loses a commercially viable property, such a loss could lower its future revenues, or cause Solaris to cease operations if the property represents all or a significant portion of Solaris’ mineral reserves.

Tax regime in Ecuador

The tax regime in Ecuador may be subject to differing interpretations, is subject to change without notice and the Company’s interpretations may not coincide with that of the Ecuadorian tax authorities. In order for there to be restrictions on the repatriation of earnings, the Government of Ecuador would need to reform through the National Assembly the Organic Code of Production, Commerce and Investment that grant rights to freely repatriate earnings. As a result, the taxation applicable to transactions and operations may be challenged or revised by the Ecuadorian tax authorities, which could result in significant additional taxes, penalties and/or interest. Given the complexity of the tax calculations and interpretations, there is a risk that the currently expected taxation regime will not be applied or that different tax authorities will not agree with the calculations which may negatively impact the Company and the economic feasibility of the Warintza Project. This risk has been diminished by the execution of the investment contract in December 2022 between the Company and the Government of Ecuador setting out the legal framework, tax and legal stability, contractual rights, tax incentives and guarantees for the Warintza Project.

There is also a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and the Company has no control over withholding tax rates. In addition, there are certain laws and regulations enacted in Ecuador that impose a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as grant of rights for exploration concessions, exploitation, or similar activities of companies with permanent establishments in the country. The impact of these laws and regulations on the Company or its shareholders has not yet been determined.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Solaris’ assets which are located outside Canada.

Commodity price risk

The price of Solaris common shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of copper, molybdenum and gold. Copper, molybdenum and gold prices fluctuate widely and are affected by numerous factors beyond Solaris’ control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Solaris reports its results in U.S. dollars, while many of Solaris’ investments, costs and revenues may be denominated in other currencies. This may result in additions to Solaris’ reported costs or reductions in Solaris’ reported revenues. Fluctuations in exchange rates between currencies in which Solaris invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Solaris’ underlying operations.

Joint ventures

Solaris may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Solaris’ concessions). There is a risk any future joint venture partner does not meet its obligations and Solaris may therefore suffer additional costs or other losses. It is also possible that the interests of Solaris or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Solaris may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Solaris may be subject to various land payments and/or work commitments. Failure by Solaris to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Solaris’ projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Solaris’ operations, financial condition and results of operations.

Properties located in remote areas

Solaris’ exploration and development properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Solaris’ operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Solaris’ business and results of operations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Solaris on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Solaris’ exploration programs.

Dependence on highly skilled personnel

Solaris’ prospects depend in part on the services of key board members, executives and other highly skilled and experienced personnel focused on managing Solaris’ interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Solaris’ inability to attract and retain additional highly skilled employees required for Solaris’ activities may have a material adverse effect on its business or future operations. Solaris does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Solaris competes with other mining companies, many of which have greater financial resources than Solaris, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Solaris’ significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Solaris and the approval of certain corporate transactions. Solaris’ significant shareholders’ respective interests may differ from the interests of Solaris or its other shareholders. The concentration of ownership of the Solaris common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Solaris.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Solaris also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Solaris and Solaris shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Uninsurable risks

As mentioned above, Solaris’ business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Solaris maintains insurance to protect against these losses at levels consistent with industry practice. However, Solaris may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Solaris or to other companies in the mining industry on acceptable terms. Solaris might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Solaris to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Information systems

Targeted attacks on Solaris’ systems (or on systems of third parties that Solaris relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Solaris’ IT systems could result in disruptions to Solaris’ operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Solaris must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Public company obligations

Solaris is subject to evolving corporate governance and public disclosure regulations that have increased both Solaris’ compliance costs and the risk of non-compliance, which could adversely impact Solaris’ share price.

Solaris is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSX, and the IASB. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. Solaris’ efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from operating activities to compliance activities.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Solaris may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Solaris may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Solaris’ failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Solaris’ business and negatively impact the trading price of the Solaris common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Solaris’ operating results or cause it to fail to meet its reporting obligations.

Solaris may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Solaris in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Solaris’ management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Solaris’ financial and disclosure controls will detect or uncover all failures of persons within Solaris to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Solaris’ controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Solaris often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Solaris does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Solaris is unable to obtain such additional financing, any investment in Solaris may be materially diminished in value or lost.

The value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares

The Company is authorized to issue an unlimited number of Solaris common shares without par value. The Company may issue more Solaris common shares in the future. Sales of substantial amounts of Solaris common shares (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Solaris common shares and the ability of the Company to raise equity capital in the future.

Future sales of common shares by existing shareholders

Sales of a large number of Solaris common shares in the public markets, or the potential for such sales, could decrease the trading price of the Solaris common shares and could impair the ability of the Company to raise capital through future sales of Solaris common shares.

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

The countries in which Company operates (including in particular, Ecuador) have diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at Warintza could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise noted)

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the year ended December 31, 2022, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified.

In addition, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and our ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended December 31, 2022.

Qualified Person

The technical information contained in this document related to the MRE was based upon the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi, FAusIMM,RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).